Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations	Nimish P. Patel (310) 312-3102 Phone (310) 231-8302 Fax nxp@msk.com

April 30, 2018

Confidential Submission Via Edgar

Anne Nguyen Parker Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance Office of Transportation and Leisure 100 F Street, N.E. Washington, D.C. 20549
Re:	HyreCar Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 26, 2018 CIK No. 0001713832

Ladies and Gentlemen:

On behalf of HyreCar Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated April 9, 2018 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on March 26, 2018. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement on Form S-1 (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments. The page references in our responses are to the revised prospectus included in Amendment No. 2.

General

1.	We note your response to our prior comment 8 and your revised disclosure. Please disclose what specific public market you intend to list on, such as OTCBB, OTCQX, OTCQB, or OTC Pink. In addition, please state that the selling shareholders “will sell at a price of $x.xx (or a range) per share until our shares are quoted on the [OTCQX] [OTCQB] marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices” as applicable or advise. We also note that if you plan to list on OTC Pink, the selling shareholder may only sell their shares at a fixed price.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has disclosed that it intends to list its common stock on the Nasdaq Capital Market; however, if such listing is not approved, then the Company plans to find a broker-dealer to quote its common stock on the OTCQB marketplace of OTC Link. In addition, the Company has revised its disclosure to state that the selling stockholders will sell at a price of $ per share (which will be the initial public offering price) until the Company’s shares are listed on the Nasdaq Capital Market, or, if such listing is not accepted, quoted on the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The omitted price will be inserted at the time the range is determined prior to effectiveness. Please note, there is no plan to list on OTC Pink.

11377 West Olympic Boulevard, Los Angeles, California 90064-1683 Phone: (310) 312-2000 Fax: (310) 312-3100 Website: www.msk.com

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Prospectus Summary

Business Structure and Strategy

Revenue Model, page 5

2.	Refer to the table reconciliation of revenue to gross billings. Please include a footnote explaining the term Partner Fees are amounts paid to Owners, if true.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the table reconciliation of GAAP reported revenue to gross billings to change the title of the row “Partner Fees” to “Owner payments (non-GAAP measure not recorded in financial statements)” to more accurately reflect the nature of such line item.

Capitalization, page 21

3.	We note your revisions in response to our prior comment 19. Please delete from the table, the line item Total cash and notes payable, net of discounts, as the cash balance should not be included with the total debt. Further, the Total capitalization line item amount should solely represent total short- and long-term debt plus total stockholders’ deficit. Please revise accordingly, as your total capitalization amount includes the cash balance. Further, within note (1) to the table, please disclose if the preferred stock will be converted on a one-for-one share basis with the common stock.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the capitalization table to remove cash as a line item and from the total capitalization amount. In addition, the Company has revised note (1) to the table to clarify that each share of the company’s outstanding preferred stock will convert into such number of shares of common stock as is determined by dividing $0.71, the original issue price, divided by $0.71, the initial conversion price, subject to adjustment in accordance with anti-dilution provisions contained in the certificate of designation for the preferred stock.

Management’s Discussion and Analysis

Overview, page 24

4.	Refer to your discussion paragraph of the Private Placement. Please disclose if you have completed the private placement, as we note it started in June 2017 and you provide data through December 31, 2017. In this regard, clarify if the information provided is final, or if there will be more common stock to be issued under the Private Placement. Please also disclose whether or not the Private Placement was with related parties or affiliates. Further, indicate if this private placement is separate from the agreement entered on November 2017 as disclosed in Note 3 on page F-14.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the discussion on page 24 to disclose that (i) the private placement has been completed, (ii) the information is final and (iii) no more common stock will be issued under the private placement. In addition, the Company has revised the disclosure to indicate certain related parties participated in the private placement. Lastly, the Company has clarified that the private placement was separate from the agreement executed in November 2017 as disclosed in Note 3 on page F-14.

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Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Principal Agent Considerations, page F-10

5.	Refer to the reconciliation table of revenue. Given your revisions in the Draft Registration Statement that gross billings is a non-GAAP measure, please disclose the significance of this tabular reconciliation in the audited footnotes. To the extent you continue to include the table, please parenthetically indicate the line item revenue is the GAAP reported revenue, and that gross billings is a non-GAAP line item and it along with Partner Fees are not recorded in your financial statements. Also, if true, disclose that gross billings include transactions from both your revenues recorded on a net and a gross basis. Refer to ASC 605-45-50-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) it has disclosed the significance of gross billings in connection with the tabular reconciliation to revenues in the audited footnotes, (ii) parenthetically added “non-GAAP measure” to every line item where gross billings is disclosed and that such items are not recorded in its financial statements and (iii) added disclosures to the prospectus summary, MD&A and the financial footnotes stating that gross billings include transactions from both our revenues recorded on a net and a gross basis.

6.	We have reviewed your response to our prior comment 26. We note the majority of your revenues were derived from transaction and insurance fees and that you view the renting of a vehicle along with the insurance required at the time of the rental to be considered a single transaction and that the revenue should not be broken out. Please tell us the amount or percentage of revenue you received from transaction fees and insurance fees for fiscal years 2017 and 2016. In your response also tell us if separate agreements are signed for the renting of a vehicle and for obtaining the insurance and whether the Driver can decline the required insurance. To the extent such individual components are 10% or more of consolidated revenue, they should be separately disclosed on the face of the income statement and separately discussed in MD&A. You may choose to include a table within this footnote of your sources of revenue, such as transaction fees, insurance fees, and other as reconciled to consolidated revenues. We may have further comment after review of your response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided (i) a tabular breakdown of revenue components in MD&A and the financial footnotes, (ii) a detailed description of revenue components in MD&A and the financial footnotes and (iii) disclosure in MD&A and the financial footnotes that transaction fees and insurance fees are charged to a Driver in a single transaction and that a Driver currently does not have an option to decline insurance at any point during the transaction.

If you have any questions regarding the responses set forth above, please do not hesitate to contact me or Blake Baron, Esq. at (310) 312-3102 or (917) 546-7709, respectively.

Sincerely,

/s/ Nimish Patel
Nimish Patel, Esq.

cc:	Joseph Furnari, HyreCar, Inc.
Blake Baron, Mitchell Silberberg & Knupp LLP
Philip Magri, Magri Law, LLC

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